Exhibit 99.1

Santiago, March 3, 2015

Mr. Carlos Pavez Tolosa
Superintendent
Superintendecy of Securities and Insurance
Present

RE: MATERIAL EVENT NOTICE

For your information:

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Norms’ Compilation of the Superintendency of Banks and Financial Institutions, and duly authorized by the special meeting of the Board of Directors of CorpBanca held today, March 3, 2015, we disclose to you the following MATERIAL EVENT:

We hereby amend the Material Event Notice dated January 29, 2014, by which the transaction between CorpBanca and Banco Itaú Chile was publicly disclosed to the market, to correct certain facts disclosed therein.

In such Material Event Notice we informed you that CorpGroup committed to sell 1.53% of the current stock capital of CorpBanca, which corresponded to 5,208,344,218 shares of CorpBanca; erroneously stated that, once the announced transaction closed, CorpGroup would retain beneficial ownership of 32.92% of the capital stock of the merged entity.

The correction relates to CorpGroup's ownership of shares of CorpBanca following the closing.  In particular, following the closing of the sale of such shares, CorpGroup will retain 33.13% of the capital stock of the merged entity.

As a result of the foregoing, the corresponding ownership interests in the merged bank will be the following: (a) Itaú-Unibanco: 33.58%; (b) CorpGroup: 33.13%; and (c) Market (float): 33.29%.

Sincerely yours,

Fernando Massú Taré
Chief Executive Officer